

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2024

Ken Song, M.D.
President and Chief Executive Officer
RayzeBio, Inc.
5505 Morehouse Drive, Suite 300
San Diego, CA 92121

> **Re: RayzeBio, Inc.**
> **Schedule 14D-9 filed January 25, 2024**
> **File No. 005-94159**

Dear Ken Song, M.D.:

We have reviewed your filing and have the following comment.

Please respond by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments.

Schedule 14D-9 filed January 25, 2024

Additional Information, page 30

1.   Refer to Item 8 of Schedule 14D-9. Please provide the information required under Item 1011(b) of Regulation M-A, or advise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Laura McKenzie at 202-551-4568 or Christina Chalk at 2020-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions